SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2020 Variable Compensation Program (RVA)

RULES OF ANNUAL VARIABLE COMPENSATION PROGRAM OF ELETROBRAS COMPANIES’ OFFICERS, FINANCIAL YEAR OF 2020

1	PURPOSE

1.1       The object of these rules is to establish the ANNUAL VARIABLE COMPENSATION PROGRAM OF OFFICERS - RVA for the year of calculation of RESULTS in order to further their productivity, in keeping with Article 152 of Law 6404, dated December 15, 1976, of Decree No. 8945/2016, Article 37, Paragraph Five, as well as other applicable legal provisions.

Sole Paragraph - RVA is restricted to the Executive Board of Eletrobras companies and does not include Directors.

1.2       The definition of linking RVA to the RESULTS of indicators vis-à-vis the goals set, which maintain a clear connection with Eletrobras Strategic Planning, aims to prioritize efficient and effective management. Achieving goals for results manages to leverage Eletrobras companies to fulfill the objectives for which they were created, generating value for all stakeholders in both the short, medium, and long terms.

2	GENERAL

2.1       It is understood that the amount to be distributed as RVA, which is calculated as defined in item 5, will be paid in cash and in installments in arrears, based on the fees in force on the date of payment (provided that the company actually makes their VARIABLE COMPENSATION payment), not including one twelfth of the 13th salary and paid vacation duties, except for the specific treatment given to RVA payments of the “Holding,” which will be made by means of a share-based instrument, as defined in item 8.7 and its subitems in this rule.

2.2       RVA is not subject to the Resolution of the Coordination and Control Board of State-Owned Companies – CCE No. 10, dated May 30, 1995, and, therefore, does not compete with the Profit and/or Result Sharing of employees within the threshold of 25% of the dividends.

2.3       The payment of RVA for the year of calculation of RESULTS by the companies participating in the program will be subject to the following situations:

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Paragraph1	If the company has a positive net income in the year for calculating the RESULTS.

Paragraph2	If at least the mandatory dividend is paid to the shareholders of the company to which the Officer or CEO is connected, as established in Article 152 of Law 6404/76.

Paragraph3	The full distribution of dividends defined at the Shareholders’ Meeting or equivalent.

Paragraph4	Actual distribution of PLR to employees.

Paragraph5	Be contained within the global compensation threshold of Officers approved by the Office of Coordination and Governance of State-Owned Companies - Sest.

Paragraph6	The company that maintains accumulated losses even after the occurrence of positive net income in the year under assessment, or that posts loss in the year, cannot pay RVA.

Paragraph7	The actual payment of RVA is subject to the company’s financial availability, while the right to receive remains unchanged, and the taking out of a loan for its payment being precluded.

Paragraph8	For the purpose of calculating RVA, considering indicators with goals lower than 80% or with a payment factor (Fpi) lower than 50% will not be allowed.

Paragraph9	Bonus payment of up to 2.0 fees for excelling goals will be awarded if at least 95% of the payment factor (Fpi) is reached in all goals. If this requirement is not met, the maximum amount awarded will account for 6.0 fees.

Paragraph10	It will be the responsibility of each company to pay RVA to their respective Officers.

Paragraph11	The internal audit department will be responsible for reporting on compliance with the rules, including with regard to deferral and payments made.

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3	REQUIREMENTS FOR PAYMENT

3.1       The amount of up to 8 fees (6 fees + 2 bonus fees) to be distributed in each company to its Officers as RVA will be calculated according to the ascertainment of the results addressed in item 5.

3.2       Considering the existence of goals and weights per company and by Board, there may be a difference in compensation between Officers of the same company and of different companies.

3.3       The total amount to be received by the Executive Board will be limited to 10% of the company’s own Net Income, under the terms of Article 152 of Law 6404/76.

4	INDICATORS AND GOALS

4.1       This program is structured based on goals for Results indicators. These are indicators connected to PDNG – Business and Management Steering Plan and CMDE – Contract for Business Performance Goals, in addition to those for Evaluation of Officers, Sest Compliance, and Project Success (pertaining to the business units). Each board will have at least one project chosen for follow-up as concerns RVA, monitored by the Corporate Project Management Office.

4.2       The indicators, their goals, protocols, and related weights are shown in the annexes standardized by SEST for each Eletrobras company that, coupled with these rules, make up RVA.

4.3       In case of change to the indicators that make up the current RVA, relevant justifications should be included in a Technical Note to be sent to SEST.

5	ASCERTAINMENT OF RESULTS

5.1       The illustrative table below will be used to present the methodology for calculating the RVA result:

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a	b	d	e	f	g	h	i
Level	Indicator	Weight	Goal	Accomplished	% of Achievement	Fpi	Fpi x Pi

Corporate (Strategic)	Indicator 1	15%
	Indicator 2	20%
	Indicator 3	10%
	Indicator 4	15%
	Indicator 5	10%
	Indicator 6	10%

Collective Board	Indicator 7	5%
	Indicator 8	5%

Tactical/Operational Business Unit	Indicator 9	10%

Weighted Percentage of Goal Fulfillment per Board (Total Σ (Fpi x Pi))
Individual Amount of RVA to be paid per Board (H x Σ (Fpi x Pi))

5.2       The RVA amount will be calculated as follows:

5.2.1	Firstly, the “% of achievement” of the goal (column g) of each indicator should be calculated, that is, the amount achieved for each indicator against the established goal;

5.2.2	Then, the goal achievement % for each goal should be used to calculate the Payment Factor - Fpi (column h) of the respective indicator, according to the ruler that is established in annex I of SEST letter. As for the Sest Compliance indicators, as well as for the index of Strategic Alignment IAE – CMDE, calculating the “% of achievement” is unnecessary, and the result should be attributed to Fpi directly in the respective ruler.

5.2.3	Bonus payment for excelling goals will be awarded if, in all indicators, at least 95% of the payment factor (Fpi) is achieved. If this requirement is not met, Fpi of each indicator will be limited to 100%.

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5.2.4	Once the Payment Factor - Fpi (column h) has been defined, the next step is to calculate the product Fpi by Weight – Pi (column d) defined for each indicator, Fpi x Pi (column i).

5.2.5	The sum of the multiplications of all the lines of the indicators will account for the Weighted Percentage of Goal Fulfillment per Board = ∑ (Fpi x Pi).

5.2.6	Lastly, the amount of RVA to be paid per Board will be the Weighted Percentage by the number of fees (H) defined by Sest for the company in the base year, H x ∑ Fpi x Pi. For the 2020 RVA Program, the payment of 6 fees (H) + 2 bonus fees is foreseen, totaling up to 8 fees, according to the conditions provided in item 2.3.

6	QUALIFICATION - AUDIT REQUEST

6.1	This rule applies exclusively to 2020 RVA over the period from January 01, 2020, to December 31, 2020;

6.2	This deflator is applicable to Officer of the Executive Management Bodies of Eletrobras Companies, which have organizational units in pending situation with the Internal Audit;

6.3	The appointments/resignations of Officers that occurred over a certain period will be considered for attributing the actual responsibility for the pending situation;

6.4	RVA deflator will comply with the following criteria:

Internal Audit Recommendations and/or Control Agencies’ Determinations not implemented	RVA Deflator
Up to One (01)	5%
from two (02) to five (05)	10%
more than five (05)	15%

6.5	For purposes of determining the discount deflator percentage, the following will be considered:

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6.5.1	Internal audit recommendations not implemented and expired in the 2nd term extension, on the base date of December 31, 2020, of the organizational units that make up each Executive Management Body.

6.5.2	Internal audit recommendations not implemented and expired in the initial term, with no statement by managers regarding requests for extension of term, on the base date of December 31, 2020, of the organizational units that make up each Executive Management Body.

6.5.3	The Measure Plans not responded to because of omission of the managers of the organizational units that make up each Executive Management Body, from two consecutive months, within the period between January 01, 2020, and December 31, 2020.

6.5.4	Determinations and recommendations of TCU – Federal Accounting Court, and recommendations of the CGU – Office of the Federal Controller General, not implemented within the term, on the base date of December 31, 2020, with the requests for extensions with these Control Bodies having been exhausted (non-cumulative).

6.6	Any decision to apply the RVA discount deflator will be made within the scope of the Board of Directors of Eletrobras Companies.

7	MEASURING THE DEGREE OF COMPLIANCE WITH GOAL PLAN

7.1       The Management and Sustainability Department will follow up and ascertain the results of the indicators and projects of this program against the goals set, coupled with the divisions in the Eletrobras companies that also participate in the RVA program.

7.2       Eletrobras’ Board of Directors is responsible for approving the RVA program, which includes the Rule, indicators, goals, justifications, category weights, corporate indicator weights, and projects related to each Officer.

7.3       The internal audit and the Board of Directors will be expressly responsible for validating compliance with the goals and rules of RVA Program.

7.4       Eletrobras will forward to each company the result of the measurement of the agreed goals.

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8	PAYMENT

8.1       The payment of RVA may be made after the payment of the PLR — Profit and Result Sharing and the dividends approved at the Shareholders’ Meeting, being deferred in five (05) years as shown in the table below and provided for in the accounts.

Payment in Arrears	Schedule	Year +1	Year +2	Year +3	Year +4	Year +5
	Schedule of Base Year	50%
			20%
				10%
					10%
						10%

8.2       The payment of the installments in arrears of the Year +2, Year +3, Year +4, and Year +5 in each company will be conditioned to the fulfillment of the commitments it has undertaken in relation to the payment of PLR and of the dividends approved in the Shareholders’ Meeting pertaining to the year of ascertainment of RESULTS, in accordance with paragraphs 2, 3 and 4 of item 2.3 of this rule.

8.3       In the years following the base year, in the event of a loss, the installment in arrears to be paid in the following year should be reversed.

8.4       In the years subsequent to the base year, in the event of a reduction greater than 20% of the net income vis-à-vis the base year of RVA that resulted in the right to payment, the amount of the installment in arrears to be paid in the following year should be reversed, in proportion to the reduction in net income.

8.5       The payment will keep proportionality to the period actually worked by the participants over the year of ascertainment of the RESULTS.

8.6       From the amount of RVA calculated, for the CEO and each Officer:

8.6.1	For Eletrobras companies, except for the Holding, 50% will be paid in cash, based on the fee in force on the payment date, in the first fiscal year following the achievement of the goals (Year +1); and

8.6.2	The remaining 50% of the installments in arrears will be paid based on the fee in force on the payment date, as defined in item 8.1.
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8.7       For the Holding, payments will be made through a share-based instrument, in compliance with items 8.1, 8.2 and 8.3, calculated as follows:

A)	The average quotation of the company’s unit share in the last week of the fiscal year is calculated considering the average of the quotations of ON and PN shares, weighted by the capital weight;
B)	The amount of RVA that each manager will be entitled to is divided by the average share price to obtain the number of reference shares;
C)	The amount to be paid in the first year following the achievement of the goals (Year +1) will be paid in cash by multiplying the average share price in the last week of the month prior to payment by the number of reference shares (50%); and
D)	In subsequent years, the amount to be paid will be the number of reference shares multiplied by the average share price in the last week of the month prior to payment, in keeping with the proportion defined in item 8.1.

9	FOLLOW-UP

9.1       RVA will be followed up by the parties at periodic meetings to be held at intervals not exceeding three (03) months and will be treated confidentially, being restricted to the Executive Board and the Board of Directors of each company and of the Holding.

9.2       After payment of RVA, a report containing the result and analysis of compliance with the goals pertaining to the year of these rules, as well as the payment made to each member of the Executive Board, will be forwarded to the Secretariat of Coordination and Governance of State-Owned Companies (SEST).

10	TERMINATION CONDITIONS

10.1    Termination upon initiative of the Officer or the Company: the participant is entitled to receive for the current year and other installments, in accordance with the maintenance of the results provided for in item 8.

10.2    The exception to item 10.1 occurs in cases of resignation for inappropriate conduct, in which the dismissed Officer will not be entitled to any portion of the Program.

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10.3    For the purpose of calculating the RVA due to the Officer who has left or entered the base year in order to ascertain the RESULTS, the same results of the indicators calculated for the Board object of the movement will be used.

11	EFFECTIVENESS

11.1    All provisions of these RVA rules will remain in force until a new variable compensation program is established.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.